UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 1, 2006



(Exact name of registrant as specified in its charter)

Kentucky	0-1469	61-0156015
(State of incorporation)	(Commission file number)	(IRS Employer Identification No.)

700 Central Avenue, Louisville, Kentucky 40208
(Address of principal executive offices)
(Zip Code)

(502) 636-4400
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On December 1, 2006, Churchill Downs Incorporated issued a press release announcing that it is restructuring its corporate work unit and reducing its corporate organization by 22 full-time positions, approximately 30 percent of the full-time corporate workforce. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits

99.1   Press Release issued by Churchill Downs Incorporated, dated December 1, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHURCHILL DOWNS INCORPORATED

December 1, 2006   /s/ Michael E. Miller
                                               Michael E. Miller
                                               Executive Vice President and Chief Financial Officer



FOR IMMEDIATE RELEASE

Contact: Julie Koenig Loignon
(502) 636-4502 (office)
juliek@kyderby.com

CHURCHILL DOWNS INCORPORATED RESTRUCTURES CORPORATE UNIT

LOUISVILLE, Ky. (Dec. 1, 2006) - Churchill Downs Incorporated ("CDI" or "Company") (NASDAQ: CHDN) today announced that it is restructuring its corporate work unit in Louisville, Ky., and reducing its corporate organization by 22 full-time positions, approximately 30 percent of the Company's full-time corporate workforce. The staffing reductions affect a variety of corporate departments.

CDI President and Chief Executive Officer Robert L. Evans said the restructuring, which includes a reorganization of the corporate marketing function, ensures the corporate team is strategically aligned and ready to execute on new business opportunities.

"First, I want to express my appreciation to the people affected by this organizational change for their significant contributions to the Company's success," said Evans. "However, we need different organizational capabilities to grow our Company and pursue the opportunities we see before us, and that is the reason for the changes we are making. Such change is never easy for the people affected, and we will do whatever we can to help them transition to new careers."

Employees whose jobs have been affected by the restructuring have been offered severance packages and outplacement assistance.

Churchill Downs Incorporated, headquartered in Louisville, Ky., owns and operates world-renowned horse racing venues throughout the United States. CDI's five racetracks in Florida, Illinois, Indiana, Kentucky and Louisiana host many of North America's most prestigious races, including the Kentucky Derby and Kentucky Oaks, Arlington Million, Princess Rooney Handicap, Louisiana Derby and Indiana Derby. CDI racetracks have hosted seven Breeders' Cup World Championships. CDI also owns off-track betting facilities and has interests in various television production, telecommunications and racing services companies that support CDI's network of simulcasting and racing operations. CDI trades on the NASDAQ Global Select Market under the symbol CHDN and can be found on the Internet at www.churchilldownsincorporated.com.

- END -